EXHIBIT 12.7

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - DUKE ENERGY INDIANA
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Years Ended December 31,
(in millions)	2016	2015	2014	2013	2012
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations	$606	$479	$556	$581	$(123)
Fixed charges	193	181	182	185	184
Total earnings	$799	$660	$738	$766	$61

Fixed charges:
Interest on debt, including capitalized portions	$185	$179	$176	$179	$178
Estimate of interest within rental expense	8	2	6	6	6
Total fixed charges	$193	$181	$182	$185	$184
Ratio of earnings to fixed charges	4.1	3.6	4.1	4.1	0.3	(a)

(a)	Earnings insufficient to cover fixed charges by approximately $123 million during the year ended December 31, 2012 due primarily to a non-cash impairment charge.